Exhibit 3.1
AMENDMENT NO. 2
TO
THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT OF VANGUARD NATURAL RESOURCES, LLC
This Amendment No. 2 to the THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF VANGUARD NATURAL RESOURCES, LLC (the “Company”), dated as of October 30, 2013, is entered into at the direction of the Board of Directors (the “Board”) of the Company pursuant to authority granted to it in Section 11.1 of the Third Amended and Restated Limited Liability Company Agreement of the Company dated as of June 19, 2013, as amended by Amendment No. 1 thereto dated as of July 31, 2013 (the “LLC Agreement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the LLC Agreement.
WHEREAS, Section 11.1(c)(iv) of the LLC Agreement provides that the Board may amend any provision of the LLC Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect a change that the Board determines (i) does not adversely affect the Members (including any particular class of Member Interests as compared to other classes of Member Interests) in any material respect or (ii) is required to effect the intent of the provisions of the LLC Agreement or is otherwise contemplated by the LLC Agreement; and
WHEREAS, at the execution of the Third Amended and Restated Limited Liability Company Agreement of the Company, the Board believed that the language contained therein related to allocations and distributions adequately addressed the tax treatment of the Series A Preferred Units and allowed the Company to provide the holders of Series A Preferred Units (the “Preferred Unitholders”) the benefit of the simplified Schedule K-1 for U.S. federal income tax reporting; and
WHEREAS, the Board desires and believes it is in the best interests of the Company to amend the LLC Agreement to clarify that the Preferred Unitholders will receive a guaranteed payment for the use of capital and thereby benefit from the simplified Schedule K-1 that was intended by the Board (the “Tax Clarification”); and
WHEREAS, the Board has determined that the Tax Clarification is required to effect the intent of the provisions of the LLC Agreement or is otherwise contemplated by the LLC Agreement in accordance with Section 11.1(c)(iv) of the LLC Agreement; and
WHEREAS, the Board desires and believes it is in the best interests of the Company to amend the LLC Agreement to conform the Series A Distribution Record Date with the tax accounting procedures; and
WHEREAS, the Board, upon the advice of the Company’s legal and tax advisors, has determined that the Series A Distribution Record Date shall be as of the opening of the National Securities Exchange on which the Series A Preferred Units are listed or admitted to trading on the first Business Day of each month immediately preceding the applicable Series A Distribution Payment Date (the “Record Date Change”); and
WHEREAS, the Board has determined that the Record Date Change does not adversely affect the Members (including any particular class of Member Interests as compared to other classes of Member Interests) in any material respect in accordance with Section 11.1(c)(iv) of the LLC Agreement;
NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, it is hereby agreed as follows:
1.Amendment. Effective as of the date hereof, the LLC Agreement is hereby amended by:

(A)Deleting Section 5.3(a) in its entirety and replacing it with the following:

(a)The Company shall maintain for each Member (or a beneficial owner of Member Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Company in accordance with Section 6031(c) of the Code or any other method acceptable to the Company) owning a Member Interest a separate Capital Account with respect to such Member Interest in accordance with the rules of Treasury Regulation Section 1.704 1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions with respect to such Member Interest and (ii) all items of Company income and gain (including Simulated Gain and income and gain exempt from tax) computed in accordance with Section 5.3(b) and allocated with respect to such Member Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Member Interest pursuant to this Agreement; provided that the Capital Account of a holder of Series A Preferred Units shall not be reduced by the amount of Series A Distributions it receives, and (y) all items of Company deduction and loss (including Simulated Depletion and Simulated Loss) computed in accordance with Section 5.3(b) and allocated with respect to such Member Interest pursuant to Section 6.1.

(B)Deleting Section 6.1(d)(xi) in its entirety and replacing it with the following:

(xi)    [Reserved].
(C)Deleting Section 10.3(b) in its entirety and replacing it with the following:

(b) Liabilities of the Company include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 10.2) and amounts to Members otherwise than in respect of their distribution rights under Article VI; provided that any accumulated and unpaid Series A Distributions shall be paid pursuant to this Section 10.3(b) prior to the making of any distributions pursuant to Section 10.3(c). With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(D)Deleting Section 14.3(a) in its entirety and replacing it with the following:

(a)Distributions on each Series A Preferred Unit shall be cumulative and shall accrue at the Series A Distribution Rate from the Series A Original Issue Date (or, for any subsequently issued and newly Outstanding Series A Preferred Units, from the Series A Distribution Payment Date immediately preceding the issuance date of such Units) until such time as the Company pays the Series A Distribution or redeems the Series A Preferred Units in full in accordance with Section 14.6 below, whether or not such Series A Distributions shall have been declared. Series A Holders shall be entitled to receive Series A Distributions from time to time out of any assets of the Company legally available for the payment of distributions at the Series A Distribution Rate per Series A Preferred Unit, when, as, and if declared by the Board of Directors. Distributions, to the extent declared by the Board of Directors to be paid by the Company in accordance with this Section 14.3, shall be paid monthly on each Series A Distribution Payment Date. If any Series A Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series A Distributions shall be paid on the immediately succeeding Business Day without the accumulation of additional distributions. Series A Distributions shall be payable based on a 360-day year consisting of twelve 30-day months. All Series A Distributions payable by the Company pursuant to this Section 14.3 shall be payable without regard to income of the Company and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code.

2.Effective as of November 18, 2013, the LLC Agreement is hereby amended by:

(A)Deleting Section 14.3(b) in its entirety and replacing it with the following:

(b)    Not later than 5:00 p.m., New York City time, on each Series A Distribution Payment Date, the Company shall pay those Series A Distributions, if any, that shall have been declared by the Board of Directors to Series A Holders on the Record Date for the applicable Series A Preferred Distribution. The Record Date (the “Series A Distribution Record Date”) for any Series A Distribution payment shall be as of the opening of the National Securities Exchange on which the Series A Preferred Units are listed or admitted to trading on the first Business Day of each month immediately preceding the applicable Series A Distribution Payment Date, except that in the case of payments of Series A Distributions in Arrears, the Series A Distribution Record Date with respect to a Series A Distribution Payment Date shall be such date as may be designated by the Board of Directors in accordance with this Article XIV. No distribution shall be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in Junior Securities) unless full cumulative Series A Distributions have been or contemporaneously are being paid or provided for on all Outstanding Series A Preferred Units and any Parity Securities through the most recent respective Series A Distribution Payment Dates.

Accumulated Series A Distributions in Arrears for any past Series A Distribution Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Series A Distribution Payment Date, to Series A Holders on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated Series A Distributions in Arrears on all Outstanding Series A Preferred Units and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in Arrears on the Series A Preferred Units and any such Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Series A Preferred Units and any Parity Securities are paid, any partial payment shall be made Pro Rata with respect to the Series A Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series A Preferred Units and Parity Securities at such time. Subject to Sections 10.3 and 14.6, Series A Holders shall not be entitled to any distribution, whether payable in cash, property or stock, in excess of full cumulative Series A Distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid Series A Distributions as described in Section 14.3(a), no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series A Preferred Units. So long as the Series A Preferred Units are held of record by the nominee of the Depositary, declared Series A Distributions shall be paid to the Depositary in same-day funds on each Series A Distribution Payment Date.
3.Agreement in Effect. Except as hereby amended, the LLC Agreement shall remain in full force and effect.

4.Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

5.Invalidity of Provisions. If any provisions of this Amendment are or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.
VANGUARD NATURAL RESOURCES, LLC

By:        /s/ Scott W. Smith
Name:    Scott W. Smith
Title:    President and Chief Executive Officer

Signature Page to Amendment No. 2 to
Third Amended and Restated Limited Liability Company Agreement